UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For period ended: March 31, 2026

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

☐     Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________

PART I—REGISTRANT INFORMATION

TRANSUITE.ORG INC.
Full Name of Registrant

732 S 6th St # 4304
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89101
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-Q for the quarter ended March 31, 2026 could not be filed within the prescribed time period due to difficulties finalizing the materials required to complete the Registrant’s audit, which could not be eliminated without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Mengqing Fan	(775)	295-4295
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

During the three months ended March 31, 2026, net loss increased to approximately $3.8 million compared to $486,000 incurred during the three months ended March 31, 2025. During the three months ended March 31 2026, the Company incurred stock-based compensation of approximately $3.9 million for common stock issued to consultants for service rendered as compared to $409,000 stock-based compensation incurred during the three months ended March 31, 2025. During the second half of year 2025, the Company acquired eight entities. During the three months ended March 31, 2026, the Company recognized revenue of approximately $122,000 compared to $0 during the comparative period during 2025.

Total assets increased from approximately $338,000 as of December 31, 2025 to approximately $470,000 as of March 31, 2026 mainly due to an increase in accounts receivable.

Total liabilities decreased from approximately $810,000 as of December 31, 2025 to $335,000 as of March 31, 2026 mainly due to the decrease in stock payable as outstanding stock were mostly issued during the three months ended March 31, 2026.

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TRANSUITE.ORG INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 18, 2026	By:	/s/ Mengqing Fan
Mengqing Fan
Chief Executive Officer

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